April 8, 2008

VIA EDGAR, FACSIMILE AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

(202) 772-9202 (Fax)

Attention:	Linda Cvrkel Claire Erlanger Jean Yu

Re:	Monsanto Company

Form 10-K for the year ended August 31, 2007

Filed October 26, 2007

File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter dated March 25, 2008, setting forth comments to our responses to your original letter dated March 4, 2008 regarding the Report on Form 10-K for the year ended August 31, 2007 (the “Form 10-K”) by Monsanto Company (“Monsanto” or the “Company”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. The Company plans to incorporate changes to its filings prompted by the Staff’s comments in future filings, as outlined in the responses below.

COMMENTS

Form 10-K for the year ended August 31, 2007

Notes to the Financial Statements

- General

1.

We note from your response to our prior comment 3 that you believe that given the dollar amounts of the related party transactions, the transactions were immaterial. However, we believe that the significance of a related party transaction may be independent of the dollar amount. As previously, requested, please revise the notes to the financial statements in future filings to include disclosure of all related party transactions as required by paragraph 2 of SFAS No. 57.

United States Securities and Exchange Commission

Division of Corporation Finance

April 8, 2008

Response. Paragraph 2 of SFAS 57 requires the disclosure in the financial statements of “material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business.” The SEC Staff Training Manual – Division of Corporation Finance: Accounting Disclosure Rules and Practices, page 7-1 also references “material” transactions. We agree with the Staff’s position that the significance of a related party transaction may be independent of the dollar amount. However, we do not believe all related party transactions are de facto material. Therefore, in considering whether or not these transactions were material for disclosure, we reviewed both qualitative and quantitative factors.

With regard to the services provided by Fidelity Investments Institutional Services Company, Inc. (“Fidelity”) that are described in our most recent proxy statement, Monsanto was originally assigned this services agreement by Pharmacia in connection with the Company’s separation from Pharmacia in 2000. Effective January 1, 2005, the agreement was renewed for a five year term through December 31, 2010. Prior to the renewal, we considered the rate reductions offered by Fidelity, the expected rates charged by competing providers and anticipated internal costs associated with renegotiating and changing providers and concluded that the renewal was in the best interests of the Company, the plan participants and our shareowners to continue with Fidelity. The amounts paid to Fidelity in 2007 represented only 0.2% of our total operating expenses.

With regard to the transaction with Fox, Inc. (Fox) that is described in our most recent proxy statement, our purchasing group requested proposals for the project from multiple firms. A decision was made after considering criteria such as cost, qualifications and experience to ensure that the transaction was in the best interests of the Company and its shareowners. Our Vice President and Treasurer was not involved in the selection process nor was his sister-in-law involved with the contract negotiations between Fox and the Company. The amounts paid to Fox in 2007 represented only 0.05% of our total operating expenses.

Based upon the above factors, we concluded that these transactions were in no way meaningful to investors as they were not material on both a qualitative and quantitative basis and thus no disclosure was required. In the future, if there are material related party transactions, Monsanto will disclose them in the notes to the financial statements as required by SFAS 57 paragraph 2.

Note 21. Commitments and Contingencies, page 95

2.

We note from your response to our prior comment 9 that you have certain leases which contain renewal options and escalation provisions. Please confirm to us, and disclose in future filings, whether you recognized rental expense on a straight-line basis in accordance with paragraph 15 of SFAS No. 13. If you do not recognize rental expense on a straight-line basis, please explain to us why not.

United States Securities and Exchange Commission

Division of Corporation Finance

April 8, 2008

Response. Monsanto’s policy is to record rental expense related to operating leases on a straight-line basis during the term of the lease arrangement in accordance with paragraph 15 of SFAS No. 13.

Certain operating leases contain renewal options which may be exercised at Monsanto’s discretion. The expected lease term is used to determine whether a lease is capital or operating and is used to calculate straight-line rent expense. Certain operating leases also contain escalation provisions. Some agreements contain escalation provisions for an annual inflation adjustment factor based on the Consumer Price Index (CPI) published by the Bureau of Labor Statistics. Additionally, certain leases require Monsanto to compensate lessors for property taxes, insurance, maintenance, and other operating expenses which are subject to change over the life of the lease. These adjustments were not determinable at the time the lease agreements were executed. Finally, other agreements provide for base rent to be adjusted based on Monsanto’s utilization of the leased space. These adjustments are contingent on changes in Monsanto’s usage in the future, and are not known at the date of execution. Therefore, Monsanto recognizes the expense for all base rent adjustments when they become known and payable which is more representative of the time pattern in which the Company derives the related benefit as allowed under SFAS 13, paragraph 15.

* * * * * *

Please contact me ((314) 694-6854) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Richard B. Clark

Richard B. Clark

Vice President and Controller

Monsanto Company

cc:	Terrell K. Crews, Monsanto Company

Nancy E. Hamilton, Esq., Monsanto Company

Jennifer L. Woods, Esq., Monsanto Company